SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: August 11, 2011

Press Release

Eltek Reports Second Quarter 2011 Financial Results
$1.0 Million Net Profit for the First Six Months of 2011

PETACH-TIKVA, Israel, August 11, 2011 (NASDAQ:ELTK) - Eltek Ltd., a leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its financial results for the quarter ended June 30, 2011.

Second Quarter 2011:

Revenues for the quarter ended June 30, 2011 increased 29% to $11.5 million compared to revenues of $9.0 million recorded in the second quarter of 2010.

Gross profit for the second quarter of 2011 increased 63% to $2.1 million (18% of revenues) from the gross profit of $1.3 million (14% of revenues) in the second quarter of 2010. The increase in gross profit and gross profit as a percentage of revenues is primarily attributable to the increase in revenues.

Operating profit for the second quarter of 2011 was $426,000 compared to an operating loss of $203,000 in the second quarter of 2010.

Net profit for the second quarter of 2011 was $257,000, or $0.04 per fully diluted share, compared with a net loss of $509,000, or ($0.08) per fully diluted share, in the second quarter of 2010.

First six months of 2011:

Revenues for the first six months ended June 30, 2011 increased 26% to $23.4 million compared to revenues of $18.6 million recorded in the first six months of 2010.

Gross profit for the first six months of 2011 increased 97% to $4.6 million (20% of revenues) from the gross profit of $2.3 million (12% of revenues) in the first six months of 2010.

Operating profit for the first six months of 2011 was $1.3 million compared to an operating loss of $762,000 in the first six months of 2010.

Net profit for the first six months of 2011 was $1.0 million, or $0.16 per fully diluted share, compared with a net loss of $1.2 million, or ($0.13) per fully diluted share, in the first six months of 2010.

EBITDA:

In the quarter ended June 30, 2011, Eltek had EBITDA of $966,000 compared with EBITDA of $465,000 in the second quarter of 2010. In the first six months of 2011, Eltek had EBITDA of $2.3 million compared with EBITDA of $482,000 in the same period in 2010.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "I am pleased to report that Eltek's revenues increased 29% in the second quarter of 2011 compared with the same period in the previous year. After almost three years of reduced capital expenditures we have resumed investment in new equipment, mainly through supplier financing, in order to strengthen our technology capabilities, increase our production capacity and enable cost reductions. During the second quarter we developed innovative applications for small medical devices that will strengthen our leading position in the medical device market. We believe that these achievements and the recently received orders for boards from a US medical devices company will enable us to establish profitability in future periods.”

Amnon Shemer, CFO of Eltek, added: “We were successful in keeping the increase in our cost of goods sold at a lower rate than the increase in revenues, and as a result our gross margins increased by 97% in the first six months of 2011 compared to 2010, and as a percentage of revenues, our gross margins increased from 12% to 20% respectively.”

“The $317,000 financial expenses recorded in the second quarter of 2010 was unusually higher than the $160,000 of financial expenses recorded in the second quarter of 2011, mainly due to the exchange rate impact on the dollar value of our European customers’ debt to us and a net loss recorded from hedging transactions in the comparable period in 2010” Mr. Shemer concluded.

About the Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2011	2010	2011	2010	2010
	Unaudited		Unaudited		Audited

Revenues	11,532	8,961	23,371	18,593	37,514
Costs of revenues	(9,447)	(7,680)	(18,804)	(16,273)	(32,690)

Gross profit	2,085	1,281	4,567	2,320	4,824

Selling, general and administrative expenses	(1,659)	(1,484)	(3,264)	(3,082)	(6,033)

Operating profit (loss)	426	(203)	1,303	(762)	(1,209)

Financial expenses, net	(160)	(317)	(216)	(486)	(609)

Profit (loss) before other income, net	266	(520)	1,087	(1,248)	(1,818)

Other income, net	9	2	9	0	2

Profit (loss) before income tax expenses	275	(518)	1,096	(1,248)	(1,816)

Income tax expenses, net	(3)	(5)	(23)	(11)	(19)

Net Profit (loss)	272	(523)	1,073	(1,259)	(1,835)

Net profit (loss) attributable to noncontrolling interest	(15)	14	(28)	68	113

Net Profit (loss) attributable to Eltek shareholders	257	(509)	1,045	(1,191)	(1,722)

Earning per share

Basic and diluted net loss per ordinary share	0.04	(0.08)	0.16	(0.13)	(0.26)

Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share (in thousands)	6,610	6,610	6,610	6,610	6,610

Eltek ltd.
Consolidated Balance Sheets
(In thousands US$)

	June 30,		December 31,
	2011	2010	2010
	Unaudited		Audited
Assets

Current assets
Cash and cash equivalents	1,865	1,134	1,513
Receivables: Trade, net of provision for doubtful accounts	8,945	7,527	7,490
Other	226	221	172
Inventories	5,005	3,989	4,282
Prepaid expenses	294	161	143

Total current assets	16,335	13,032	13,600

Assets held for employees' severance benefits	423	1,428	1,545

Fixed assets, less accumulated depreciation	8,000	8,096	8,162

Goodwill	575	488	530

Total assets	25,333	23,044	23,837

Liabilities and Shareholder's equity

Current liabilities

Short-term credit and current maturities of long-term debts (*)	7,615	7,828	6,862
Accounts payable: Trade	5,884	5,765	6,087
Related parties	963	840	742
Other	5,691	3,506	3,973

Total current liabilities	20,153	17,939	17,664

Long-term liabilities
Long term debt, excluding current maturities	55	73	1,253
Employee severance benefits	584	1,456	1,596

Total long-term liabilities	639	1,529	2,849

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of June 30, 2011, 6,610,107 as of June 30, 2010 and 6,610,107 as of December 31, 2010	1,384	1,384	1,384
Additional paid-in capital	14,328	14,328	14,328
Cumulative foreign currency translation adjustments	3,204	2,680	2,986
Capital reserve	695	695	695
Accumulated deficit	(15,289)	(15,712)	(16,244)
Shareholders' equity	4,322	3,375	3,149
Non controlling interest	219	201	175
Total equity	4,541	3,576	3,324
Total liabilities and shareholders' equity	25,333	23,044	23,837

(*) As of December 31, 2010, the Company was not in compliance with certain of its financial covenants in respect of its credit facilities and long-term debt with its banks. However, in May 2011, one of the banks modified the covenant terms, reducing the requirements to a new compliance level effective from the December 31, 2010, while another bank granted the Company a waiver. The Company has initiated discussions with this bank in order to modify the financial covenants and to agree on terms which the Company believes it will be able to meet. As a result of the uncertainty regarding the successful completion of these discussions and of returning to compliance at December 31, 2011, the accounting standards require the Company to continue to classify its long-term bank debt as short short term debt at June 30, 2011 and until an agreement on new covenant terms is reached, and compliance with such new terms is anticipated.

ELTEK LTD.
Unaudited Non-GAAP EBITDA Reconciliations
For the period ended June 30, 2011
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

GAAP net Gain (loss)	257	(509)	1,045	(1,191)
Add back items:

Financial expenses, net	160	317	216	486
Income tax (benefit) expense	3	5	23	11
Depreciation	546	651	1,059	1,175
Adjusted EBITDA	966	465	2,343	482